Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Rayat, Harmel S.	2. Issuer Name and Ticker or Trading Symbol Entheos Technologies, Inc. (ETHO)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director _X_ 10% Owner ___ Officer (give title below) ___ Other (specify below)
(Last) (First) (Middle) Suite 216 – 1628 West 1st Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 02/06/03
(Street) Vancouver, British Columbia, V6J 1G1		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common	12/13/2002		P		14,133,300	A	$0.02	14,773,300	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Options 2001 Plan (3)	$0.06	12/13/2002		A		1,000,000				Common	1,000,000		1,000,000	D

Explanation of Responses:

(1) The 14,133,300 common shares acquired on December 13, 2002,  were issued in exchange for the satisfaction of $282,666 in debt owed for management services rendered.

(2) On December 20, 2002, the Company granted Harmel S. Rayat 1,000,000 stock options exercisable at $0.06 per share, with terms and conditions (such as expiration dates and vesting periods) to be agreed upon in an Incentive Stock Option Agreement.

(3) Other members of Harmel S. Rayat’s family hold 90,588 common shares, of which 9,648 common shares are held by his wife.  Mr. Rayat disclaims beneficial ownership of the shares beneficially owned by his wife and other family members.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instructions 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/s/ Harmel S. Rayat _________________ **Signature of Reporting Person	02/06/2003 _______ Date
NOTE: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

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